

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 2, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 2, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from PropTech Investment Corporation II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-third of one Redeemable Warrant
Shares of Class A common stock, par value $0.0001 per share, included as part of the units, and
Redeemable warrants included as part of the units

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery